UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ________________

Commission file number: 000-24187

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

The Hudson River Bank & Trust Company
401(k) Plan Savings Plan in
RSI Retirement Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

Hudson River Bancorp, Inc.
One Hudson City Centre
Hudson, New York 12534

REQUIRED INFORMATION

The financial statements filed as part of the annual report of the plan include:

1) Audited statements of net assets available for plan benefits as of December 31, 2001 and 2000, as filed under the Employees Retirement Income Security Act of 1974, as amended ("ERISA")
2) Audited statements of changes in net assets available for plan benefits for the years ended December 31, 2001 and 2000, as filed under ERISA.

HUDSON RIVER BANK & TRUST COMPANY 401(k) PROFIT SHARING PLAN IN RSI RETIREMENT TRUST

December 31, 2001 and 2000

PATTISON, KOSKEY & RATH, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
48 WEST MARKET STREET
RHINEBECK, NEW YORK 12572
(845) 876-4911
FAX (845) 876-6002

REGINALD H. PATTISON, CPA (RETIRED)
RICHARD P. KOSKEY, CPA, PFS, CFP
JON RATH, CPA (RETIRED)
NED HOWE, CPA, PFS
CAROL OLSTA, CPA
TERENCE N. BOGUSH, CPA
JOHN A. BALLI, CPA
RICHARD J. MERCK, CPA, CVA, ABV
NANCY PRIPUTEN-MADRIAN, CPA
A. MICHAEL BUCCI, CPA
THOMAS H. SIGNOR, CPA
JOHN A. GRADY, CPA

JEAN HOWE LOSSI
ELIZABETH A. CULLEN

MEMBERS:

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Administrator of
The Hudson River Bank & Trust Company
401(K) Profit Sharing Plan in RSI Retirement Trust:

We have audited the accompanying statements of net assets available for plan benefits of the Hudson River Bank & Trust Company 401(k) Profit Sharing Plan in RSI Retirement Trust as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes the examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2001 and 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pattison, Koskey & Rath P.C.

June 7, 2002
Rhinebeck, New York

HUDSON RIVER BANK & TRUST COMPANY
401(k) PROFIT SHARING PLAN IN RSI RETIREMENT TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001 and 2000

	2001	2000
Assets:		
Cash	$ 6,469	$ 26,726
Contributions Receivable	33,519	23,978
Investments at fair market value (note C)	10,994,154	6,529,161
Loans to participants	569,088	357,870
	11,603,230	6,937,735
Liabilities		
Loan principal	(4,381)	(3,431)
Net assets available for Plan Benefits	$ 11,598,849	$ 6,934,304

See auditors' report. See notes to financial statements.

HUDSON RIVER BANK & TRUST COMPANY
401(k) PROFIT SHARING PLAN IN RSI RETIREMENT TRUST
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS
for the years ended December 31, 2001 and 2000

	2001	2000
Additions to Net Assets Attributed to:		
Interest income	$ 35,364	$ 32,516
Investment gain	1,248,803	424,301
	1,284,167	456,817
Employer contributions	500,997	155,882
Employee contributions	204,173	384,454
Rollovers	50,571	1,183
Transfers (note F)	3,393,797	-
	4,149,538	541,519
Total additions	5,433,705	998,336
Deductions from net assets attributed to:		
Benefits paid to participants	756,962	635,933
Other administrative expenses	12,198	5,585
	769,160	641,518
Net increase in net assets	4,664,545	356,818
Net assets available for benefits:		
Beginning of year	6,934,304	6,577,486
Net assets available for benefits:		
End of year	$ 11,598,849	$ 6,934,304

See auditors' report. See notes to financial statements.

HUDSON RIVER BANK & TRUST COMPANY
401(k) PROFIT SHARING PLAN IN RSI RETIREMENT TRUST

NOTES TO FINANCIAL STATEMENTS

A. Description of Plan:

The following description of the Hudson River Bank & Trust Company 401(k) Profit Sharing Plan in RSI Trust provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

1. *General -*
The Plan is a defined contribution plan covering all employees of the Company who have worked for 12 consecutive months, have at least 1000 hours of service, and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2. *Contributions -*
The Company contributes to the Plan each payroll period from its current or accumulated earnings or profits, a Basic Contribution equal to the amount by which each participant has agreed to reduce his compensation. Basic Contributions are subject to limitation as set forth in the Company's profit-sharing plan.

The Company also contributes to the Plan each payroll period, a Matching Contribution in an amount equal to 50% of each participant's Basic Contribution up to a maximum of 4% of his compensation.

An employee, whether or not he is a participant, may contribute a Rollover Contribution to the Trust Fund provided the contribution qualifies as a rollover.

3. *Participants' Accounts -*
Each participant's account will be credited with the Basic Contribution and the employer's Matching Contributions, and an allocation of (a) the employer's Special Contribution, if any (b) Plan earnings (c) forfeitures of participant's non-vested accounts. Allocations are based on participant's earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

4. *Vesting -*
A participant is immediately vested in the Basic, Special, or Rollover Contributions (plus related earnings). Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after 5 years of credited service.

See auditors' report.

A. Description of Plan (continued):

5. *Payments of benefits* -
Upon termination of service, a participant may elect to receive either a lump-sum distribution equal to the Net Value of his accounts or annual installments over a period not to exceed twenty years.

B. Summary of Significant Accounting Policies:

Investments:

All of the Plan investments are in trust held by the Retirements Systems for Savings Institutions. The value of the investments at December 31, 2001 and 2000 represents Hudson River Bank & Trust Co.'s share of various funds administered by the retirement system. Participants may elect at any time to have the trustee invest in multiples of 10% of the value of their account in the following funds:

Core Equity Fund - Primarily high quality common stocks of companies with large market capitalization. The expected variability of returns will approximate the Standard and Poors' 500 stock index.

Emerging Growth Equity - Common stocks of rapidly growing, emerging companies and common stocks of companies perceived by the Investment Manager to have a higher than average growth potential.

Value Equity Fund - Invests in capital appreciation and income producing stocks which are considered "out-of-favor" but financially sound and selling at unjustifiably low market prices.

Short-Term Investment Fund - Consists of preservation of principal investments producing competitive money market returns.

Intermediate - Term and Actively Managed Bond Fund - Bonds, notes debentures, mortgages and other fixed income investments.

International Equity Fund – Seeks capital appreciation and income producing stock of companies headquartered in foreign countries.

Employer Stock Fund - Consists of units of the sponsor/employer's stock. The sponsor employer's stock is traded over NASDAQ as (HRBT).

B. Summary of Significant Accounting Policies (continued):

Investments (continued):

The plan's fund investments are stated at the Net Asset Value of each fund. The sponsor's common stock is valued at quoted market prices. Purchases and sales of securities are recorded on a trade date-basis. Dividends are recorded on the ex-dividend date.

Use of estimates:

The use of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

C. Plan Investments:

The plan investments which are entirely participant directed consist of the following as of December 31, 2001 and 2000.

		2001		
	# of Units or Shares	Value	Cost	Investment Gain or (Loss)
Core Equity	25,241.228	$ 2,243,693	$ 1,266,857	$ (385,720)
Emerging Growth	11,831.633	1,053,489	951,500	(150,428)
Value Equity Fund	12,921.461	1,090,701	982,677	(69,530)
Actively Managed Fund	11,001.651	499,805	485,173	28,658
Intermediate Term Bond	5,343.487	217,159	212,511	11,167
Short Term Investment	39,863.685	1,036,854	1,035,659	23,065
International Equity	2,532.630	124,454	143,094	(23,098)
Employer Stock Fund	211,217.177	4,727,999	2,490,065	1,814,689
		$ 10,994,154	$ 7,567,536	$ 1,248,803

See auditors' report.

HUDSON RIVER BANK & TRUST COMPANY
401(k) PROFIT SHARING PLAN IN RSI RETIREMENT TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

C. Plan Investments (continued):

		2000		
	# of Units or Shares	Value	Cost	Investment Gain or (Loss)
Core Equity	17,941.438	$ 1,939,111	$ 1,259,560	$ (124,062)
Emerging Growth	7,125.094	771,648	522,565	(91,191)
Value Equity Fund	7,643.366	700,056	444,950	95,914
Actively Managed Fund	5,247.922	218,628	174,514	26,113
Intermediate Term Bond	3,306.682	125,456	103,918	11,260
Short Term Investment	10,713.152	267,722	217,473	20,674
International Equity	1,638.672	100,401	82,357	(11,347)
Employer Stock Fund	187,657.053	2,406,139	1,934,642	496,940
International Equity Employer Stock Fund		$ 6,529,161	$ 4,739,979	$ 424,301

D. Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

E. Tax Status:

The Internal Revenue Service has determined and informed the company by a letter dated December 31, 1992, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and sponsor management believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

F. Transfer:

The transfer of assets into the plan resulted from a merger by the sponsor with another bank.

See auditors' report.

SUPPLEMENTARY SCHEDULE

HUDSON RIVER BANK & TRUST COMPANY
401(k) PROFIT SHARING PLAN IN RSI RETIREMENT TRUST
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2001 & 2000

Fund in RSI Retirement Trust	2001 Cost	2001 Value	2000 Cost	2000 Value
Core Equity	$ 1,266,857	$ 2,243,693	$ 1,259,560	$ 1,939,111
Emerging Growth	951,500	1,053,489	522,565	771,648
Value Equity Fund	982,677	1,090,701	444,950	700,056
Actively Managed Fund	485,173	499,805	174,514	218,628
Intermediate Term Bond	212,511	217,159	103,918	125,456
Short Term Investment	1,035,659	1,036,854	217,473	267,722
International Equity	143,094	124,454	82,357	100,401
Employer Stock Fund	2,490,065	4,727,999	1,934,642	2,406,139
	$ 7,567,536	$ 10,994,154	$ 4,739,979	$ 6,529,161

PATTISON, KOSKEY & RATH, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
48 WEST MARKET STREET
RHINEBECK, NEW YORK 12572
(845) 876-4911
FAX (845) 876-6002

REGINALD H. PATTISON, CPA (RETIRED)
RICHARD P. KOSKEY, CPA, PFS, CFP
JON RATH, CPA (RETIRED)
NED HOWE, CPA, PFS
CAROL OLSTA, CPA
TERENCE N. BOGUSH, CPA
JOHN A. BALLI, CPA
RICHARD J. MERCK, CPA, CVA, ABV
NANCY PRIPUTEN-MADRIAN, CPA
A. MICHAEL BUCCI, CPA
THOMAS H. SIGNOR, CPA
JOHN A. GRADY, CPA

JEAN HOWE LOSSI
ELIZABETH A. CULLEN

MEMBERS:

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' CONSENT

We consent to incorporation by reference in the Registration Statement (No. 333-58615) on Form S-8 of Hudson River Bancorp, Inc. of our report dated June 7, 2002, relating to statements of net assets available for plan benefits as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in the Annual Report on Form 11-K of The Retirement Plan of the Hudson River Bank and Trust Company 401(k) Profit Sharing Plan in the RSI Retirement Trust.

Pattison, Koskey & Rath P.C.

Rhinebeck, New York
June 27, 2002

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Hudson River Bank & Trust Company
401(k) Plan Savings Plan in
RSI Retirement Trust

Date: 6/28/02

By: [signature]
Timothy E. Blow
Chief Financial Officer